UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
 NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[X] Form 10-Q	[ ] Form N-SAR

For Period Ended:  March 31, 2010

[   ]    Transition Report on Form 10-K
[   ]    Transition Report on Form 20-F
[   ]    Transition Report on Form 11-K
[   ]    Transition Report on Form 10-Q
[   ]    Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

Commission file number:  027831

Milwaukee Iron Arena Football, Inc.

(Exact Name of Registrant as Specified in its Charter)

Nevada	91-1947658
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

11415 NW 123 Lane
Reddick, Florida 32686

(Address of principal executive offices)

(718) 554-3652

Issuer’s telephone number

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and  [X]

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As a result of unexpected delays in generating the data necessary to finalize the Form 10-Q such report could not be timely filed without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard Astrom	(786) 236-6434
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes    [   ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes    [   ]  No

The subject report will change from the same period for the last fiscal year in that the Company is no longer a shell Company but rather an operating business.  The subject quarterly report is not expected to significantly change from the quarterly report for the period ended December 31, 2010 as reflected in the S-1/A filed with the Commission on April 9, 2010.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of unexpected delays in generating the data necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB the report on Form 10-QSB could not be timely filed without unreasonable effort or expense.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Milwaukee Iron Arena Football, Inc.

Date: May 14, 2010	By:	/s/ RICHARD ASTROM
Richard Astrom
Chief Executive Officer, Director

	By:	/s/ CHRISTOPHER ASTROM
Christopher Astrom
Chief Financial Officer, Secretary, Director